UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PanAmerican Bancorp

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

697938207

(CUSIP Number)

Adam J. Semler

JGD Management Corp.

390 Park Avenue

New York, New York 10022

Telephone: (212) 300-1300

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 697938207

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JGD Management Corp.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 4,725,000 8) SHARED VOTING POWER -0- 9) SOLE DISPOSITIVE POWER 4,725,000 10) SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,725,000
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 24.8%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 25 Pages

13D

CUSIP No. 697938207

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Capital Management, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 433,125 8) SHARED VOTING POWER -0- 9) SOLE DISPOSITIVE POWER 433,125 10) SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,125
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 2.5%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 25 Pages

13D

CUSIP No. 697938207

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Investment Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 1,693,125 8) SHARED VOTING POWER -0- 9) SOLE DISPOSITIVE POWER 1,693,125 10) SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,125
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.4%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 4 of 25 Pages

13D

CUSIP No. 697938207

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Global Value Partners, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 2,598,750 8) SHARED VOTING POWER -0- 9) SOLE DISPOSITIVE POWER 2,598,750 10) SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,750
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 14.1%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 25 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of PanAmerican Bancorp (the “Company”).

The principal executive offices of the Company are located at 3400 Coral Way, Miami, Florida 33145.

Item 2. Identity and Background

(a) This Statement is filed jointly by the following persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1:

(i) JGD Management Corp. (“JGD”), a Delaware corporation, d/b/a York Capital Management, an affiliate of Dinan Management, L.L.C. (“Dinan Management”), a New York limited liability company, York Offshore Holdings, Limited (“York Offshore Limited”), a corporation of the Commonwealth of the Bahamas, and York Global Value Holdings, LLC (“York Global Value Holdings”), a New York limited liability company.

(ii) York Capital Management, L.P. (“York Capital”), a Delaware limited partnership.

(iii) York Investment Limited (“York Investment”), a corporation of the Commonwealth of The Bahamas.

(iv) York Global Value Partners, L.P. (“York Global Value”), a Delaware limited partnership.

The sole shareholder of JGD is James G. Dinan.

Dinan Management is the General Partner of York Capital. James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management.

York Offshore Limited is the investment manager of York Investment. The controlling principal of York Offshore Limited is James G. Dinan.

York Global Value Holdings is the General Partner of York Global Value. James G. Dinan and Daniel A. Schwartz are the controlling members of York Global Value Holdings.

Page 6 of 25 Pages

The name of each director and each executive officer of JGD, York Investment and York Offshore Limited is set forth in Exhibits 2, 3 and 4, respectively, attached hereto, which are incorporated herein by reference.

(b) The principal business address of each of JGD, York Capital, York Investment, York Global Value, Dinan Management, York Offshore Limited, York Global Value Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

390 Park Avenue

New York, New York 10022

The business address of each other person named in Item 2(a) above is set forth on Exhibits 2, 3 and 4 attached hereto, which are incorporated herein by reference.

(c) JGD and its affiliates are investment managers of certain funds and accounts for which they have discretionary investment authority.

Each of York Capital and York Global Value is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Investment is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the General Partner of York Capital and another privately owned limited partnership.

York Offshore Limited is a privately owned company in the principal business of acting as the investment manager of York Investment.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the General Partner of York Global Value.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibits 2, 3 and 4 attached hereto, which are incorporated herein by reference.

(d)-(e) Neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 25 Pages

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibits 2, 3 and 4 attached hereto, which is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

On August 2, 2005, York Capital, York Investment Limited and York Global Value (collectively, the “York Entities”) entered into a purchase agreement (the “Purchase Agreement”) with the Company to purchase, in the aggregate, 3,150,000 units (the “Units”) for an aggregate purchase price of $12.6 million, subject to receipt of bank regulatory approval by the York Entities. On October 18, 2005, the York Entities received notice from the Federal Reserve Bank of Atlanta that it did not object to the transactions contemplated by the Purchase Agreement, and no other condition to closing such transactions remains to be satisfied. It is expected that the York Entities will purchase from the Company an aggregate of 3,150,000 Units for an aggregate purchase price of $12.6 million as of a date (the “Closing Date”) as soon as practicable after the date hereof. In addition, the York Entities and the Company are parties to a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the 3,150,000 Units.

Each Unit consists of (i) one share of Common Stock and (ii) one Series F Common Stock Purchase Warrant (the “Series F Warrant”) to purchase 0.5 shares of Common Stock.

Under the Purchase Agreement, subject to certain limited exceptions, if the Company proposes to issue any (i) shares of Common Stock, (ii) warrants, options, or other rights to purchase Common Stock (“Rights”), or (iii) any debentures or other securities convertible into or exchangeable for shares of Common Stock (collectively, “Convertible Securities” and, together with shares of Common Stock and Rights, “New Securities”), each York Entity will have the right to purchase such number of New Securities at the price and on the terms upon which the new issuance is proposed to be made so that, after giving effect to the issuance of the New Securities and the conversion, exercise and exchange into or for, directly or indirectly, shares of Common Stock of all such New Securities, each York Entity that exercises such right will continue to maintain its same proportionate ownership of Common Stock, on a fully diluted basis, as of the date immediately preceding the New Issuance. However, the Company will not be required to consummate any securities sale transaction with any York Entity, as described above, if such York Entity violates any law or regulation governing the acquisition of control of financial institutions due to its ownership of the Company’s securities, or such York Entity is required to divest any of the Company’s securities to avoid such violation. The right of first refusal on new issuances described above expires on the third anniversary of the Closing Date.

In the Purchase Agreement, the Company agreed that it would not: (i) redeem, purchase or otherwise reduce the number of its outstanding securities or take any other action after August 2, 2005 that would cause the voting stock of the Company

Page 8 of 25 Pages

owned by the York Entities to represent a percentage of the voting power of all voting stock of the Company in excess of 24.99%; (ii) become subject to any obligation to redeem or repurchase any shares of its voting stock that would cause the voting stock of the Company owned by the York Entities to exceed the limitations set forth in paragraph (i) above; or (iii) take any action that would result in the York Entities being in violation of any law or regulation governing the acquisition of control of financial institutions as a result of the York Entities’ ownership of securities of the Company or being required to divest any securities of the Company to avoid such violation.

Pursuant to the terms of the Purchase Agreement, the Company is obligated to invite a representative of the York Entities to attend all meetings of the Company’s Board of Directors in a nonvoting observer capacity and to give such representative copies of all materials that the Company provides to its directors. However, in connection with obtaining bank regulatory approval of the transactions contemplated by the Purchase Agreement, the York Entities have committed that they will not seek to have a nonvoting observer attend the meetings of the Company’s Board of Directors without the prior permission of the Federal Reserve.

Under the Registration Rights Agreement, on or prior to the 90th calendar day after the Closing Date, but not later than December 31, 2005, the Company is obligated to file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement covering the resale of the registrable securities, including, among other things, (i) the shares of Common Stock sold to the York Entities on the Closing Date and (ii) the shares of Common Stock issuable upon exercise of the Series F Warrants sold to the York Entities on the Closing Date. The Company will use its commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act prior to the 120th calendar day following the Closing Date, but not later than January 31, 2006, or prior to the 180th calendar day if the SEC notifies the Company that the registration statement will be reviewed, but not later than March 31, 2006. The Company is also obligated to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act of 1933, as amended (the “Securities Act”), until all registrable securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act.

A holder of two Series F Warrants is entitled to purchase one share of Common Stock at an exercise price of $4.00 per share, subject to adjustment as described below, at any time prior to the 5th anniversary of the date of issuance. A holder of the Series F Warrant may pay the exercise price through a “cashless exercise”, and the Company will issue to such holder the number of shares of Common Stock determined by a formula specified in the Series F Warrant.

The exercise price and/or the number of shares of Common Stock issuable upon the exercise of the Series F Warrants is subject to adjustment in case of a stock dividend, stock split, any recapitalization, reorganization, reclassification, consolidation or merger, to which the Company is a party, or sale of all or substantially all of the

Page 9 of 25 Pages

Company’s assets to another person or other transaction that is effected in such a way that holders of Common Stock are entitled to receive stock, securities or assets with respect to or in exchange for Common Stock. The Company may at any time during the term of the Series F Warrants reduce the then current exercise price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

If after the Closing Date the closing sale price per share of Common Stock for each of 20 consecutive trading days, which period will commence on or after the date that the registration statement filed pursuant to the Registration Rights Agreement is declared effective by the SEC, exceeds $5.60, subject to adjustment, then the Company may within five trading days of the end of such period call for redemption all or any portion of the Series F Warrants for $0.50 per share.

The preceding description of the Purchase Agreement, the Registration Rights Agreement and the Series F Warrants is a summary only and is qualified in its entirety by reference to (i) the forms of the Purchase Agreement, the Registration Rights Agreement and the Series F Warrant filed as exhibits to this Statement and incorporated herein by this reference and (ii) the summaries of such documents set forth in the Company’s Current Report on Form 8-K dated August 1, 2005 and filed with the SEC on August 5, 2005.

The source of the funds used by York Capital to directly purchase the securities of the Company listed in Item 5(a)(ii) of this Statement was working capital in the amount of $1,155,000. The source of funds used by York Investment to directly purchase the securities of the Company listed in Item 5(a)(iii) of this Statement was working capital in the approximate amount of $4,515,000. The source of funds used by York Global Value to directly purchase the securities of the Company listed in Item 5(a)(iv) was working capital in the approximate amount of $6,930,000. Working capital in each of these three cases was provided by capital contributions of partners or shareholders, as the case may be, and internally generated funds.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities of the Company described in Item 3 of this Statement for investment purposes. The Reporting Persons reserve the right to purchase additional securities of the Company (the “Securities”), including without limitation pursuant to the exercise of the rights of first refusal granted by the Company pursuant to the Purchase Agreement, either separately or together with other persons, to sell all or some of the Securities beneficially owned by them, or to otherwise trade in the Securities, in open market or private transactions, provided that in their individual or collective judgment such transactions present an attractive (long- or short-term) opportunity for profit and the Reporting Persons have received any required approvals from the Federal Reserve Board and the Florida Department of Financial Services Office of Financial Regulation.

Page 10 of 25 Pages

In connection with obtaining bank regulatory approval of the transactions contemplated by the Purchase Agreement, the York Entities, as well as certain of their affiliates, made certain passivity commitments with respect to the York Entities’ investment in the Company, including without limitation the commitments that they will not, without the prior permission of the Federal Reserve, (i) seek to have a nonvoting observer attend the meetings of the Company’s Board of Directors; (ii) exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries; (iii) acquire or retain shares that would cause their combined interests, together with the combined interests of their subsidiaries and their officers, directors and affiliates, to equal or exceed twenty-five percent (25%) of the outstanding voting shares of the Company or any of the subsidiaries of the Company; or (iv) enter into any banking or non-banking transactions with the Company or any of its subsidiaries, except that they may establish and maintain deposit accounts with any depository institution subsidiaries of the Company, provided that the aggregate balance of all such accounts does not exceed $500,000 and such accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with the Company or any of its subsidiaries.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Page 11 of 25 Pages

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(j) any action similar to those numerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to separately or collectively consider plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the Securities, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5. Interest in Securities of the Issuer

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,725,000 shares of Common Stock (i.e., 3,150,000 Units, which include (A) 3,150,000 shares of Common Stock; and (B) 1,575,000 shares of Common Stock issuable upon the exercise of the applicable Series F Warrants), which together constitute approximately 24.8% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the shares beneficially owned by JGD.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 433,125 shares of Common Stock (i.e., 288,750 Units, which include (A) 288,750 shares of Common Stock; and (B) 144,375 shares of Common Stock issuable upon the exercise of the applicable Series F Warrants), which together constitute approximately 2.5% of the issued and outstanding shares of Common Stock. As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares beneficially owned by York Capital. In addition, as the Senior Managing Member and the controlling member of Dinan Management, James G. Dinan may be deemed to be the beneficial owner of the shares beneficially owned by York Capital.

(iii) York Investment pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,693,125 shares of Common Stock (i.e., 1,128,750 Units, which include (A) 1,128,750 shares of Common Stock; and (B) 564,375 shares of Common Stock issuable upon the exercise of the applicable Series F Warrants), which together constitute approximately 9.4% of the issued and outstanding shares of Common Stock. As the investment manager of York Investment, York Offshore Limited may be deemed to be the beneficial owner of the shares beneficially owned by York Investment. In addition, as the controlling principal of York Offshore Limited, James G. Dinan may be deemed to be the beneficial owner of the shares beneficially owned by York Investment.

Page 12 of 25 Pages

(iv) York Global Value pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,598,750 shares of Common Stock (i.e., 1,732,500 Units, which include (A) 1,732,500 shares of Common Stock; and (B) 866,250 shares of Common Stock issuable upon the exercise of the applicable Series F Warrants), which together constitute approximately 14.1% of the issued and outstanding shares of Common Stock. As the General Partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares beneficially owned by York Global Value. In addition, as the Senior Managing Member and the controlling member of York Global Value Holdings, James G. Dinan may be deemed to be the beneficial owner of the shares beneficially owned by York Capital.

(v) To the knowledge of the Reporting Persons, except as described above, no shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 2, 3 or 4.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital, York Investment and York Global Value are based on an aggregate of 19,081,956 shares, 17,651,331 shares, 18,071,331 shares and 18,373,206 shares, respectively, which in each case consist of (i) 14,356,956 shares of Common Stock issued and outstanding as of August 25, 2005 according to the Company’s prospectus dated August 25, 2005, which prospectus formed part of the Company’s Registration Statement on Form SB-2 (Registration Statement No. 333-109363), filed pursuant to Rule 424(b)(3) under the Securities Act with the SEC on September 16, 2005, (ii) 3,150,000 shares of Common Stock, which is the number of shares of Common Stock the 3,150,000 Units purchased by the York Entities consist, and (iii) the number of shares of Common Stock issuable to the applicable Reporting Person if such Reporting Person were to exercise all applicable Series F Warrants by paying the exercise price in cash.

(b) (i) JGD has the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,725,000 shares of Common Stock when, as and if the Reporting Persons exercise all Series F Warrants purchased by the Reporting Persons pursuant to the Purchase Agreement. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,725,000 shares of Common Stock when, as and if the Reporting Persons exercise all Series F Warrants purchased by the Reporting Persons pursuant to the Purchase Agreement.

(ii) York Capital has the sole power to dispose of, direct the disposition of, vote or direct the vote of 433,125 shares of Common Stock when, as and if York Capital exercises all Series F Warrants purchased by it pursuant to the Purchase Agreement. As

Page 13 of 25 Pages

the General Partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 433,125 shares of Common Stock when, as and if York Capital exercises all Series F Warrants purchased by it pursuant to the Purchase Agreement. In addition, as the Senior Managing Member and the controlling member of Dinan Management, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 433,125 shares of Common Stock when, as and if York Capital exercises all Series F Warrants purchased by it pursuant to the Purchase Agreement.

(iii) York Investment has the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,693,125 shares of Common Stock when, as and if York Investment exercises all the Series F Warrants purchased by it pursuant to the Purchase Agreement. As the investment manager of York Investment, York Offshore Limited may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,693,125 shares of Common Stock when, as and if York Investment exercises all the Series F Warrants purchased by it pursuant to the Purchase Agreement. In addition, as the controlling principal of York Offshore Limited, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,693,125 shares of Common Stock when, as and if York Investment exercises all the Series F Warrants purchased by it pursuant to the Purchase Agreement.

(iv) York Global Value has the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,598,750 shares of Common Stock when, as and if York Global Value exercises all the Series F Warrants purchased by it pursuant to the Purchase Agreement. As the General Partner of York Global Value, York Global Value Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,598,750 shares of Common Stock when, as and if York Global Value exercises all the Series F Warrants purchased by it pursuant to the Purchase Agreement. In addition, as the Senior Managing Member and the controlling member of York Global Value Holdings, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,598,750 shares of Common Stock when, as and if York Global Value exercises all the Series F Warrants purchased by it pursuant to the Purchase Agreement.

(v) To the knowledge of the Reporting Persons, except as described above, none of the persons named on Exhibit 2, 3 or 4 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any share of Common Stock.

(c) Except as set forth herein or in Exhibits filed herewith, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has effected any transaction in the shares of Common Stock within the past sixty days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

Page 14 of 25 Pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 3 above is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

Page 15 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 28, 2005

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 16 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 28, 2005

YORK CAPITAL MANAGEMENT, L.P.

By:	DINAN MANAGEMENT, L.L.C.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer and Member

Page 17 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 28, 2005

YORK INVESTMENT LIMITED

By:	YORK OFFSHORE HOLDINGS, LIMITED

By:	/s/ Adam J. Semler
Adam J. Semler
Director

Page 18 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 28, 2005

YORK GLOBAL VALUE PARTNERS, L.P.

By:	YORK GLOBAL VALUE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer and Member

Page 19 of 25 Pages

INDEX OF EXHIBITS

Exhibit No.	Description
1	Agreement of Joint Filing dated as of October 28, 2005 among JGD Management Corp. (“JGD”), York Capital Management, L.P.(“York Capital”), York Investment Limited (“York Investment”) and York Global Value Partners, L.P. (“York Global Value” and, collectively with York Capital and York Investment, the “York Entities”)

2	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of JGD.

3	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Investment.

4	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Offshore Holdings, Limited.

5	Form of Securities Purchase Agreement by and among PanAmerican Bancorp (the “Company”) and the York Entities (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2005, which Exhibit is incorporated herein by reference).

6	Form of Registration Rights Agreement by and among the Company and the York Entities (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2005, which Exhibit is incorporated herein by reference).

7	Form of Series F Common Stock Purchase Warrant of the Company (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2005, which Exhibit is incorporated herein by reference, except that Section 2.(f) (Limitation on Exercise) of such Exhibit has been deleted from the form of Series F Common Stock Purchase Warrants to be issued to the York Entities).

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